<u>Overview of Updates – **September 2025**</u>

- Schedule A – Principals updated on "Form A Sch A re Q18" tab:
    - Debra Davies has been added as a principal
    - Form A Tab 1, Q18: Updated to 17
- Exhibit 99.36 (7-R Information):
- NFA ORS system / 7-R Information has been automatically updated to reflect changes in Principals.